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                                   FORM 12b-25

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

NOTIFICATION OF LATE FILING                          Commission File No. 0-25634

           (Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
                        [X] Form 10-Q  [ ] Form N-SAR
                      For the Fiscal Quarter Ended June 30, 2002

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                      For the Transaction Period Ended: Not Applicable

PART I - REGISTRANT INFORMATION
Full name of registrant:                         American Architectural Products
                                                   Corporation
Former name:                                     Not Applicable
Address of Principal Executive Office:           860 Boardman - Canfield Road
                                                 Boca Building, Suite 107
                                                 Boardman, Ohio  44512


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

As previously disclosed, on December 18, 2000, the Company filed for voluntary bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the Northern District of Ohio (the Filing). In conjunction with the Filing, the Company is evaluating the possible disposition of its remaining businesses. As management's efforts have been focused on this evaluation, the Company was unable to timely close its books for the quarter ended June 30, 2002 and provide accurate financial records to its independent accountant for review. The Company will file its Quarterly Report on Form 10-Q as promptly as possible and in no event later than the 5 days allowed by this report.
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PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

    Joseph Dominijanni                (724)                   940-2330
    ------------------                -----                   --------
          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
    registrant was required to file such report(s) been filed? Yes  X   No
                                                                  -----   -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               Yes  X   No
                                                                  -----   -----


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As the company is actively marketing its remaining businesses for sale, all of the company's operations, other than Corporate, are classified as discontinued operations. Further, a significant portion of the Company's previous operations were divested in the first quarter of 2002.


                   American Architectural Products Corporation
                   -------------------------------------------
                  (Name of registrant as specified in charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date: August 15, 2002                            By: /S/ Joseph Dominijanni
                                                     --------------------------
                                                     Joseph Dominijanni
                                                     President